UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2026

Rene Cásares
Chief Legal Officer
Ulta Beauty, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, IL

Re: Ulta Beauty, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 3, 2026

Dear Rene Cásares:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Garrett Bishop